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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
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                                   FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                            STAR GAS PARTNERS, L.P.
             ----------------------------------------------------
            (Exact name of Registrant as specified in its charter)


               Delaware                               06-1437793
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(State of incorporation or organization)      (IRS Employer Identification No.)

  2187 Atlantic Street, Stamford, CT                     06902
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(Address of Principal Executive Offices)                (Zip Code)



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
If this form relates to the registration of a   If this form relates to the registration of a
class of securities pursuant to Section         class of securities pursuant to Section 12(g)
12(b) of the Exchange Act and is effective      of the Exchange Act and is effective Pursuant
pursuant to General Instruction A.(c),          to General Instruction A. (d), please check
please check the following box. [X]             the following box. [_]

Securities Act registration statement file number to which this form relates:  ____N/A_______
         (If applicable)
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Securities to be registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS TO BE SO                     NAME OF EACH EXCHANGE ON WHICH
TO BE REGISTERED                                 EACH CLASS IS TO BE
                                                 REGISTERED


Rights To Purchase Class A Common Units               New York Stock Exchange


       Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
       ----------------------------------------------------------------
                               (Title of Class)


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ITEM. 1.    DESCRIPTION OF SECURITIES TO BE REGISTERED.

Adoption of Rights Agreement

On April 16, 2001, Star Gas Partners, L.P., a Delaware limited partnership (which we refer to as "we", "us" or the "partnership" in this registration statement), adopted a rights agreement between us and American Stock Transfer & Trust Company as rights agent. Under the rights agreement, we have declared a distribution of one right to purchase one Class A common unit for each outstanding common unit, senior subordinated unit, junior subordinated unit and general partner unit of the partnership. The distribution is payable on April 27, 2001 to unitholders of record as of the close of business on that date. The rights agreement also provides, subject to specified exceptions and limitations, that units issued or delivered from after the record date through the distribution date will be entitled to and accompanied by rights. The rights are in all respects subject to and governed by the provisions of the rights agreement. We have summarized selected portions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the summary below and the rights agreement, a copy of which (including all exhibits thereto) is filed as Exhibit 4.1 hereto and incorporated herein by this reference.

Detachment of Rights; Exercisability

The rights are attached to all certificates representing our currently outstanding units and will attach to all unit certificates we issue prior to the "distribution date." That date will occur, except in some cases, on the earlier of:

       - ten (10) days following a public announcement that a person or group of affiliated or associated persons, who we refer to collectively as an "acquiring person," has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of either our outstanding common units or the aggregate of our outstanding senior subordinated units and junior subordinated units; or

       - ten (10) business days following the start of a tender offer or exchange offer that would result in a person becoming an acquiring person.

Our general partner may defer the distribution date in some circumstances.
Also, some inadvertent acquisitions of our units will not result in a person becoming an acquiring person if the person promptly divests itself of sufficient units.

Until the distribution date:

       - unit certificates will evidence the rights;

       - the rights will be transferable only with those certificates;

       - new unit certificates will contain a notation incorporating the rights agreement by reference; and

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       - the surrender for transfer of any unit certificate will also constitute the transfer of the rights associated with the units represented by the certificate.

The rights are not exercisable until the distribution date and will expire at the close of business on April 16, 2011, unless we redeem or exchange them at an earlier date as described below.

As soon as practicable after the distribution date, the rights agent will mail certificates representing the rights to holders of record of units as of the close of business on the distribution date. From that date on, only separate rights certificates will represent the rights. We will issue rights with all units issued prior to the distribution date. We will also issue rights with units issued after the distribution date in connection with some employee benefit plans or upon conversion of some securities. Except as otherwise determined by our board of directors, we will not issue rights with any other units issued after the distribution date.

Flip-In Event

A "flip-in event" will occur under the rights agreement when a person becomes an acquiring person otherwise than pursuant to a "permitted offer." The rights agreement defines "permitted offer" as a tender or exchange offer for all outstanding units at a price and on terms that our general partner determines to be fair to and otherwise in the best interests of our unitholders.

If a flip-in event occurs, each right, other than any right that has become null and void as described below, will become exercisable following the end of the subordination period (as defined in the partnership agreement) to receive the number of Class A common units, or in some specified circumstances, cash, property or other securities, which has a "current per unit market price" equal to two (2) times the exercise price of the right. Please refer to the rights agreement for the definition of "current per unit market price."

Flip-Over Event

A "flip-over event" will occur under the rights agreement when, at any time from and after the time a person becomes an acquiring person:

       - we are acquired or we acquire such person in a merger or other business combination transaction, other than specified mergers that follow a permitted offer; or

       - 50% or more of our assets, cash flow or earning power is sold, leased or transferred.

If a flip-over event occurs, each holder of a right, except rights that are voided as described below, will thereafter have the right to receive, on exercise of the right, a number of common units or equivalent securities of the acquiring company that has a current market price equal to two (2) times the exercise price of the right.

When a flip-in event or a flip-over event occurs, all rights that then are or previously were (under certain circumstances specified in the rights agreement) beneficially owned by an acquiring person (or specified related parties) will become null and void.

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Class A Common Units

After the distribution date and following the end of the subordination period, each right will entitle the holder to purchase Class A common units, which is the term our partnership agreement uses to describe common units following the end of the subordination period.

Antidilution

The number of rights associated with a unit, the number of Class A common units issuable upon exercise of a right and the exercise price of the right are subject to adjustment in the event of a unit distribution on, or a subdivision, combination or reclassification of, our common units occurring prior to the distribution date. The exercise price of the rights and the number of Class A common units or other securities or property issuable on exercise of the rights are subject to adjustment from time to time to prevent dilution in the event of some specified transactions affecting the common units.

With some exceptions, we will not be required to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. The rights agreement also will not require us to issue fractional Class A common units and, in lieu of the fractional portion of any units, we will make a cash payment based on the market price of the common units.

Redemption of Rights

At any time until the time a person becomes an acquiring person, we may redeem the rights in, whole, but not in part, at a price of $.01 per right, payable, at our option, in cash, securities or such other consideration as our general partner may determine. Upon such redemption, the rights will terminate and the only right of the holders of rights will be to receive the $.01 redemption price.

Exchange of Rights

At any time after the occurrence of a flip-in event and prior to a person's becoming the beneficial owner of 50% or more of our outstanding units or the occurrence of a flip-over event, we may exchange the rights, other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which will have become void, in whole or in part, at an exchange ratio of one Class A common unit, and/or other equity securities deemed to have the same value as one Class A common unit, per right, subject to adjustment.

Substitution

If we have an insufficient number of authorized but unissued Class A common units available to permit an exercise or exchange of rights upon the occurrence of a flip-in event, we may substitute other specified types of property for Class A common units so long as the total value received by the holder of the rights is equivalent to the value of the Class A common units that the unitholder would otherwise have received. We may substitute cash, property, equity securities or debt, reduce the exercise price of the rights or use any combination of the foregoing.

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No Rights as a Unitholder; Taxes

Until a right is exercised, a holder of rights will have no rights to vote or receive distributions or any other rights as a holder of our units. Unitholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for our Class A common units, or other consideration, or for the common units or equivalent securities of the acquiring company or are exchanged as described above.

Amendment of Terms of Rights

Our general partner may amend any of the provisions of the rights agreement, other than some specified provisions relating to the principal economic terms of the rights and the expiration date of the rights, at any time prior to the time a person becomes an acquiring person. Thereafter, our general partner may only amend the rights agreement in order to cure any ambiguity, defect or inconsistency or to make changes that do not materially and adversely affect the interests of holders of the rights, excluding the interests of any acquiring person.

Antitakeover Effects

The rights will have anti-takeover effects. They will cause substantial dilution to any person or group that attempts to acquire us without the approval of our general partner. As a result, the overall effect of the rights may be to make more difficult or discourage any attempt to acquire us even if such acquisition may be favorable to the interests of our unitholders. Because our general partner can redeem the rights or approve a permitted offer, the rights should not interfere with a merger or other business combination approved by our general partner. Thus, the rights are intended to encourage persons who may seek to acquire control of us to initiate such an acquisition through negotiations with our board of directors.

ITEM. 2.    EXHIBITS.

   Exhibit 4.1 Unit Purchase Rights Agreement, dated April 17, 2001 by and between Star Gas Partners, L.P. and American Stock Transfer & Trust Company, including the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A and B, respectively.

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                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                              STAR GAS PARTNERS, L.P.
                              By: Star Gas, LLC, as General Partner

Date: April 17, 2001

                              By:  /s/ Irik P. Sevin
                                   --------------------------------
                                   Name:  Irik P. Sevin
                                   Title: Chairman of the Board and
                                          Chief Executive Officer

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                                 EXHIBIT INDEX


Exhibit 4.1 Unit Purchase Rights Agreement, dated April 17, 2001 by and between Star Gas Partners, L.P. and American Stock Transfer & Trust Company, including the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A and B, respectively.


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